Via Facsimile and U.S. Mail
Mail Stop 6010

December 6, 2006

Timothy Fairbanks
Chief Financial Officer
NationsHealth, Inc.
13630 N.W. 8th Street, Suite 210
Sunrise, FL 33325

   Re: NationsHealth, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 31, 2006
      File No. 000-50348

Dear Mr. Fairbanks:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Contractual Obligations, page 27

1. Please explain to us if scheduled interest payments on long-term debt are included in the table. If they are not, please provide us a revised table that includes interest obligations.

Liquidity and Capital Resources, page 25

2. Please provide us the following information in a disclosure-type format:

  a. The steps you take in collecting accounts receivable.

  b. Your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.
  c. The threshold (amount and age) for account balance write-offs.

Critical Accounting Policies, pages 28-29

3. We believe your disclosures regarding revenue recognition and accounts receivable could be improved. Please provide us the following information in a disclosure-type format:

  a. For each period presented, quantify and discuss the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.
  b. Quantify and discuss the reasonably likely effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.
  c. In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the table should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, discuss that fact and clarify how this affects your ability to estimate your allowance for bad debts.
  d. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please quantify the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, discuss why this classification is appropriate, and quantify the historical percentage of amounts that get reclassified into self-pay.

Consolidated Financial Statements

Consolidated Statements of Operations, page 37

4. Please explain to us in a disclosure-type format the nature and amounts of items included in the caption "Patient Service and Fulfillment" for each period presented. Include in your discussion your rationale for classifying these items as operating expenses rather than cost of goods and services revenue. Also, explain to us in

disclosure-type format why advertising, marketing, and creative costs for your Medicare Part D segment are included in cost of services.

Notes to Consolidated Financial Statements

Note 4. CIGNA Agreement, page 49

5. Please clarify for us in disclosure-type format your basis for classifying the fair value of the warrants and discount from the fair value of the common stock issued to CIGNA as deferred equity compensation. Discuss the material terms of the warrants and stock issued to CIGNA including any specific performance conditions that affect the exercise, vesting or forfeiture of the equity instruments issued. Also, explain to us in disclosure-type format why you have classified the amortization of these equity instruments as an operating expense. It would appear that this expense is applicable to service revenue under Item 5-03(b)2 of Regulation S-X.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant